Exhibit 99.56

i-80 Announces Filing of the Ruby Hill Project Technical Report

Reno, Nevada, October 22, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that it has filed a technical report prepared for the Ruby Hill Project, in accordance with Canadian Securities Administrators' National Instrument 43-101. The report may be found on the Company website and under the Company's profile at www.sedar.com.

The independent report, dated October 22, 2021 (effective date July 31, 2021), titled "NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate Eureka Country, Nevada, USA" was completed by Wood Canada Limited and provides detail to the disclosure contained in the Company's news releases issued on September 7, 2021 and October 18, 2021. Qualified persons for the Report include Christopher Wright, P.Geo. and Raymond H. Walton, B.Tech., P.Eng., Ray Walton Consulting Inc.

Ruby Hill represents one of Nevada’s premier mining projects with existing production from the Archimedes open pit and a large property that is host to multiple gold, gold/silver, and polymetallic gold deposits, that collectively comprise one of the largest and highest-grade, permitted, gold deposits in Nevada.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed Nevada-focused mining company with a goal of achieving mid-tier gold producer status.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, financing transaction with Orion, completion of refurbishment and development activities at the Lone Tree project, commencement of mining operations at the Lone Tree and Buffalo Mountain projects or exploration and development activities the Ruby Hill mine. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, failure to complete the Orion financing transaction on satisfactory terms, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

Cautionary Note to U.S. Investors Concerning Estimates of Resources: This press release uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. Information contained in the press release containing descriptions of any mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with Industry Guide 7 or the SEC’s new mining disclosure rules in Regulation S-K 1300. SEC Industry Guide 7 does not recognize the existence of resources. Under Regulation S-K 1300, reserve and resource definitions are substantially similar to the corresponding CIM Definition Standards; however, there are differences between NI 43-101 and Regulation S-K 1300 and therefore information contained in the press release may not be comparable to similar information made public by public U.S. companies pursuant to the Regulation S-K 1300 or SEC Industry Guide 7.